SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of Part 2 of 5

Key financial metrics

Cash
	Cash remitted to Group			Operating capital generation
Continuing operations, excluding Delta Lloyd	6 months 2013 £m	6 months 2012 £m	Sterling% change	6 months 2013 £m	Restated1 6 months 2012 £m	Sterling% change
United Kingdom & Ireland life	300	150	100%	261	370	(29)%
United Kingdom & Ireland general insurance & health	-	115	-	216	198	9%
Europe	209	160	31%	321	271	18%
Canada	63	-	-	108	114	(5)%
Asia and Other	1	16	(94)%	30	(47)	164%
Total	573	441	30%	936	906	3%

Operating profit before tax: IFRS basis
Continuing operations, excluding Delta Lloyd	6 months 2013 £m	Restated1 6 months 2012 £m	Sterling% change
Life business	910	897	1%
General insurance and health	428	462	(7)%
Fund management	42	18	133%
Other*	(372)	(418)	11%
Total	1,008	959	5%

* Includes other operations, Corporate Centre costs and Group debt and other interest costs.

Expenses
Continuing operations	6 months 2013 £m	6 months 2012 £m	Sterling% change
Operating expenses	1,528	1,675	(9)%
Integration and restructuring costs	164	182	(10)%
Expense base	1,692	1,857	(9)%

Value of new business
Continuing operations	6 months 2013 £m	6 months 2012 £m	Sterling% change
United Kingdom	211	182	16%
Ireland	1	(6)	117%
France	86	62	39%
Poland	21	18	17%
Italy	6	14	(57)%
Spain	13	21	(38)%
Turkey & Other Europe	21	15	40%
Asia - excluding Malaysia and Sri Lanka	41	29	41%
Value of new business - pro forma basis	400	335	19%
Effect of disposals (Malaysia and Sri Lanka)	1	8
Value of new business	401	343	17%

General insurance combined operating ratio
Continuing operations	6 months 2013	6 months 2012	Change
United Kingdom	96.9%	98.0%	(1.1)pp
Europe	97.0%	97.9%	(0.9)pp
Canada	92.4%	89.8%	2.6pp
General insurance combined operating ratio	96.2%	95.5%	0.7pp

IFRS Profit after tax
	6 months 2013 £m	Restated 6 months 2012 £m	Sterling% change
IFRS profit/(loss) after tax	776	(624)	n/a

Interim dividend
	6 months 2013	6 months 2012
Interim dividend per share	5.6p	10.0p

Capital position
	Pro forma3 30 June 2013 £bn	Pro forma3 31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn
Estimated economic capital surplus2	7.6	7.1	7.1	5.3
Estimated IGD solvency surplus	3.7	3.9	4.2	3.8
IFRS net asset value per share			281p	278p
MCEV4 net asset value per share			441p	422p

1 The Group adopted the amendments to IAS19 and IFRS10 during the period and the requirements of the revised standards have been applied retrospectively. See note B2 for details.

2 The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

3 The pro forma economic capital and IGD surpluses at HY13 include the impact of the US Life transaction and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions (pro forma FY12: includes the benefit of completing the US Life, Aseval, Delta Lloyd and Malaysia transactions and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions).

4 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Cash

1.i - Cash remitted to Group

The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for HY13 from continuing operations, excluding Delta Lloyd, were £573 million (HY12: £441 million).

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
United Kingdom & Ireland life	300	150	150
United Kingdom & Ireland general insurance & health	-	115	150
France	103	52	202
Poland	83	63	70
Italy	-	-	-
Spain	17	42	68
Other Europe	6	3	3
Europe	209	160	343
Canada	63	-	136
Asia	-	1	25
Other	1	15	100
Group - continuing operations (excluding Delta Lloyd)	573	441	904
Delta Lloyd	-	29	40
Group as reported	573	470	944
The improvement in cash remitted to Group is primarily driven by increased remittances from UK Life, France and Canada. Following the restructure of the internal loan with UKGI at the start of 2013, the timing of dividend flows from this business to Group has been moved to the second half of the year.

1.ii - Operating capital generation
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our "Cash flow plus growth" investment thesis.

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full year 2012 £m
Operating capital generation:
Life in-force business1	798	878	1,703
General insurance, fund management and other operations	306	288	534
Operating capital generated before investment in new business - continuing operations (excluding Delta Lloyd)	1,104	1,166	2,237
Capital invested in new business	(168)	(260)	(378)
Operating capital generated after investment in new business - continuing operations (excluding Delta Lloyd)	936	906	1,859
United States and Delta Lloyd	83	(15)	123
Group as reported	1,019	891	1,982

1 The Life in-force business in FY12 excludes the negative impact from a true up relating to a prior estimate of required capital. The change in estimate of £88 million is included in MCEV note F12, but excluded from above as it does not impact the actual capital generated in 2012.

Operating capital generation comprises the following components:
- Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);

- Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business is that which is outside the scope of life MCEV methodology.

- Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

- Post deconsolidation on 6 May 2011, all Delta Lloyd business (including its life, general insurance, fund management and non insurance segments) has been included in OCG on an IFRS basis (net of taxation and non-controlling interests).

- Post classification as held for sale in Q4 2012, the United States business (including its life, fund management and non insurance segments that have been announced to be sold) is no longer managed on a MCEV basis so it has been included in OCG on an IFRS basis (net of taxation).

The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

1.ii - Operating capital generation continued
The analysis of OCG by market and product and service is set out below.

	Life OCG				Non-life OCG
6 months 2013 £m	Free surplus emergence	New business strain	Other/ manage-ment actions	Life OCG	General insurance and health1	Fund manage- ment1	Non- insurance1	Non-life usage2	Non-life OCG	Total OCG
United Kingdom & Ireland life	205	17	41	263	(9)	9	(3)	1	(2)	261
United Kingdom & Ireland general insurance & health	-	-	-	-	195	-	(3)	24	216	216
Europe	369	(146)	74	297	32	-	(2)	(6)	24	321
Canada	-	-	-	-	111	-	-	(3)	108	108
Asia	46	(35)	63	74	(1)	1	(8)	(3)	(11)	63
Fund management	-	-	-	-	-	14	-	(2)	12	12
Other	-	-	-	-	(25)	-	(5)	(15)	(45)	(45)
Total continuing operations	620	(164)	178	634	303	24	(21)	(4)	302	936
United States										83
Total Group operating capital generation										1,019

	Life OCG				Non-life OCG
Restated 6 months 2012 £m	Free surplus emergence	New business strain	Other/ manage-ment actions	Life OCG	General insurance and health1	Fund manage- ment1	Non- insurance1	Non-life usage2	Non-life OCG	Total OCG
United Kingdom & Ireland life	260	(51)	153	362	1	2	2	3	8	370
United Kingdom & Ireland general insurance & health	-	-	-	-	175	-	(6)	29	198	198
Europe	344	(159)	67	252	24	-	4	(9)	19	271
Canada	-	-	-	-	129	-	-	(15)	114	114
Asia	46	(40)	5	11	(1)	-	(10)	(4)	(15)	(4)
Fund management	1	-	-	1	-	-	-	(4)	(4)	(3)
Other	2	-	-	2	14	-	(46)	(10)	(42)	(40)
Total continuing operations (excluding Delta Lloyd)	653	(250)	225	628	342	2	(56)	(10)	278	906
United States and Delta Lloyd										(15)
Total Group operating capital generation										891

	Life OCG				Non-life OCG
Restated Full year 2012 £m	Free surplus emergence	New business strain	Other/ management actions3	Life OCG	General insurance and health1	Fund manage- ment1	Non- insurance1	Non-life usage2	Non-life OCG	Total OCG
United Kingdom & Ireland life	407	(37)	303	673	10	8	(4)	1	15	688
United Kingdom & Ireland general insurance & health	-	-	-	-	343	-	(17)	50	376	376
Europe	662	(268)	147	541	43	-	6	(19)	30	571
Canada	-	-	-	-	202	-	-	(10)	192	192
Asia	117	(84)	64	97	(1)	1	(13)	(4)	(17)	80
Fund management	3	-	-	3	-	11	-	(7)	4	7
Other	-	-	-	-	31	(2)	(84)	-	(55)	(55)
Total continuing operations (excluding Delta Lloyd)	1,189	(389)	514	1,314	628	18	(112)	11	545	1,859
United States and Delta Lloyd										123
Total Group operating capital generation										1,982

1 Operating profit net of tax and non-controlling interests from non-covered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.

2 This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

3 The FY12 'other/management actions' figure in Europe excludes the negative impact of a true-up relating to a prior estimate of required capital. The change in estimate of £88 million is included in MCEV Note F12, but excluded from Life OCG as it does not impact the actual capital generated in 2012.

Operating capital generation (OCG) on a continuing basis, excluding the US and Delta Lloyd, is £936 million, up 3% compared to prior year (HY12: £906 million). The increase in OCG is driven by the expense savings seen throughout the Group and by the continuing focus on managing new business volumes and value. Life OCG includes the benefit of some management actions (including a financial reinsurance transaction) but at a lower level than in the previous years. The expected free surplus emergence (shown in note 1.iii) taken with the expected contribution from new life business and non-life business, demonstrates that the current level of OCG is sustainable and underpins the future cash remittances from businesses to Group.

1.iii - Free surplus emergence
Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows

Total in-force business
Release of future profits and required capital	30 June 2013 £m	31 December 2012 £m
Year 1	1,161	1,190
Year 2	1,133	1,156
Year 3	1,088	1,175
Year 4	1,114	1,168
Year 5	1,091	1,003
Year 6	1,091	977
Year 7	1,046	917
Year 8	1,038	857
Year 9	988	952
Year 10	940	952
Years 11-15	4,215	4,312
Years 16-20	3,630	3,541
Years 20+	8,857	8,335
Total net of non controlling interests1	27,392	26,535
1 HY13 excludes £132 million (FY12: £385 million), in respect of held for sale operations.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cashflows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs-off over time, are expected to emerge through operating capital generation (OCG) in future years. The cashflows are based on the non-economic assumptions used in the MCEV and normalised investment returns.
For existing business, the cashflows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
At 31 December 2012, the anticipated year 1 cashflow was £1,190 million, which includes the expected transfer from the value in force (VIF) and required capital to free surplus in the first half of 2013 of £610 million (MCEV section, note F8). The OCG expected return will also include the free surplus component of the expected return on net worth. The expected return in the OCG of £620 million (see note 1.ii) is broadly half of this total.
The total real world cashflows have increased slightly over 2013, largely reflecting the expected future cashflows from new business and the benefit of exchange rates, partly offset by the expected run-off of the existing business. Economic and other variances have had a relatively small impact during the period.
The free surplus emergence in the table above excludes any business written in the RIEESA until conditions for its release to shareholders have been met.

Operating profit: IFRS basis

2 - Operating Profit: IFRS basis
Group operating profit before tax from continuing operations, excluding Delta Lloyd: IFRS basis
For the six month period ended 30 June 2013

Continuing operations, excluding Delta Lloyd	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	446	477	892
Europe	425	391	869
Asia	38	30	69
Other	1	(1)	1
Total life business (note 7.i)	910	897	1,831
General insurance and health
United Kingdom & Ireland	259	235	502
Europe	47	45	98
Canada	147	174	277
Asia	(1)	(1)	(5)
Other	(24)	9	22
Total general insurance and health (note 7.ii)	428	462	894
Fund management
Aviva Investors	31	14	39
United Kingdom	10	4	11
Asia	1	-	1
Total fund management	42	18	51
Other
Other operations (note A1)	(49)	(87)	(177)
Market operating profit	1,331	1,290	2,599
Corporate centre (note A2)	(72)	(64)	(136)
Group debt costs and other interest (note A3)	(251)	(267)	(537)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,008	959	1,926

Overall, operating profit has increased by £49 million to £1,008 million (HY12: £959 million), with the main movements being operating expense savings of £147 million offset by the non-recurrence of one-off items in the UK, included in the 2012 results, of £74 million.
Within the UK general insurance business, long term investment return has reduced by £45 million mainly reflecting the lower interest rate on the internal loan balance, following the restructure at the start of 2013. The impact of this is neutral at an overall Group level.
The Group adopted the amendments to IAS 19 during the period (see note B2(e) for details) and the requirements of the revised standard have been applied retrospectively in accordance with the transition provision. This has resulted in an increase in operating profit for the 6 month period ended 30 June 2012 of £74 million, with a corresponding decrease in other comprehensive income. The impact for the full year 2012 is to increase operating profit by £150 million with a corresponding decrease in other comprehensive income.

Expenses

3 - Expenses
a) Expense base
Continuing operations	6 months 2013 £m	6 months 2012 £m
Operating expenses	1,528	1,675
Integration and restructuring costs	164	182
Expense base	1,692	1,857

b) Operating expenses1
Continuing operations	6 months 2013 £m	6 months 2012 £m
UK & Ireland life	326	378
UK & Ireland general insurance & health	418	452
Europe	333	353
Canada	196	199
Asia	40	49
Aviva Investors	136	140
Other Group activities	79	104
Operating cost base - continuing operations	1,528	1,675
1 Operating expenses includes expenses from life, general insurance & health, fund management and other operations.

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:

	6 months 2013 £m	6 months 2012 £m
Claims handling costs2	186	189
Non-commission acquisition costs3	468	552
Other expenses	874	934
Operating cost base - continuing operations	1,528	1,675
2 As reported within Net claims and benefits paid of £11,458 million (HY12: £12,290 million).
3 As reported within Fee and commission expense of £2,309 million (HY12: £2,259 million).

Overall operating expenses for the period were £1,528 million (HY12: £1,675 million), a reduction of £147 million compared with prior year. The overall 2011 base-line for the Group-wide expense reduction target is £3,366 million4- if the total for FY13 is assumed to be twice the HY13 operating expenses, then £310 million of savings (out of the £400 million target) have been realised to date.
Significant cost reductions have been made in the United Kingdom and Ireland. Both the life and general insurance businesses have achieved savings by reducing headcount for both permanent staff and contractor positions, lowered levels of property spend through renegotiation of leases or exiting property and reduced consultancy spend.
The cost base of our European markets has reduced by 6%, or 9% on a constant currency basis, benefitting from lower costs in the majority of markets. The improvement has been driven by a strong focus on expense management. Other Group activities, which include Group centre costs, have improved as a result of regional head office closures in 2012, including Aviva Europe and Aviva North America.

c) Integration and restructuring costs
Integration and restructuring costs from continuing operations at HY13 were £164 million (HY12: £182 million) and mainly include expenses associated with the Group's transformation programme. Compared with the prior period, integration and restructuring costs reduced by 10% as transformation activity in Ireland's general insurance business in 2012 was not repeated and Solvency II implementation costs reduced to £44 million (HY12: £70 million), as the project moves towards completion.

4 Target baseline will be adjusted for any subsequent disposals not already announced.

Value of new business

4 - Value of new business by market
Gross of tax and non-controlling interests - continuing operations	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
United Kingdom	211	182	420
Ireland	1	(6)	(8)
United Kingdom & Ireland	212	176	412
France	86	62	119
Poland	21	18	35
Italy	6	14	29
Spain	13	21	56
Turkey	20	13	30
Other Europe	1	2	2
Europe	147	130	271
Asia - excluding Malaysia and Sri Lanka	41	29	55
Value of new business - pro forma basis	400	335	738
Effect of disposals (Malaysia and Sri Lanka)	1	8	8
Total	401	343	746

The Group's value of new business1 (VNB) increased by 17% to £401 million (HY12: £343 million). The growth was primarily driven by strong performances in the UK & Ireland, France, Turkey and Asia, partially offset by reductions in Italy and Spain. However, we expect the 17% growth rate in VNB, compared with the prior year, to moderate during the second half of 2013.
  Overall new business volumes reduced by 6% (on a PVNBP basis) and new business margin increased to 3.9% (HY12: 3.1%) (on a PVNBP basis) as businesses continued to focus on value over volume.
In the UK, VNB growth was achieved through improved margins, mainly as a result of pricing actions taken in the second half of 2012 in the UK annuity book. Volumes in the UK reduced in the period, reflecting the strong focus on improving value and capital efficiency. Ireland's VNB also improved reflecting the sale of the Ark business, which produced negative VNB in the prior period, together with some margin improvements across all product lines, particularly annuities.
  In Europe improvements were largely driven by growth in France and Turkey, offset by reductions in Italy and Spain. In France, the VNB increased by 39%, driven by improved volumes across all products and a movement in product mix to more profitable protection and unit linked products. Turkey's VNB increased by 54%, due to an increase in sales of higher margin protection products and pensions (reflecting the ongoing benefit from government reforms). In Italy, lower risk free rates impacted margins and the results included a negative contribution of £8 million from the Eurovita business, which is held for sale. Excluding Eurovita, VNB for Italy was £14 million (HY12: £16 million). In Spain, market conditions remain difficult with VNB impacted by lower volumes, particularly for protection and unit linked products, together with an adverse mix impact due to the continuing contraction of the mortgage market.
VNB in Asia increased by 14% reflecting an increase in sales of higher margin products, including protection products in Singapore and traditional protection in China and India. Excluding Malaysia and Sri Lanka, which have both now been sold, VNB increased by 41% to £41 million (HY12: £29 million).

1 The trend analysis of VNB and present value of new business premiums (PVNBP) are included in Financial supplement, section E: VNB & sales analysis.

Combined operating ratio

5 - General insurance combined operating ratio (COR)
	Net written premiums			Claims ratio2			Commission and expense ratio3			Combined operating ratio4
	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%
United Kingdom1	1,963	2,087	4,062	61.3	61.4	63.3	35.0	35.8	35.0	96.3	97.2	98.3
Ireland	146	174	326	70.3	71.9	69.7	33.7	34.6	32.6	104.0	106.5	102.3
United Kingdom & Ireland	2,109	2,261	4,388	62.0	62.3	63.8	34.9	35.7	34.8	96.9	98.0	98.6
Europe	764	726	1,295	70.5	69.8	70.2	26.5	28.1	29.2	97.0	97.9	99.4
Canada	1,126	1,081	2,176	60.8	57.9	61.0	31.6	31.9	32.4	92.4	89.8	93.4
Asia	7	11	22	94.4	70.0	68.5	25.5	34.5	37.1	119.9	104.5	105.6
Other5	20	51	67
Total	4,026	4,130	7,948	63.9	62.4	64.2	32.3	33.1	32.8	96.2	95.5	97.0

1 United Kingdom excluding Aviva Re and agencies in run-off.
2 Claims ratio: Incurred claims expressed as a percentage of net earned premiums.
3 Commission and Expense ratio: Written commissions and expenses expressed as a percentage of net written premiums.
4 Combined operating ratio: Aggregate of claims ratio and commission and expense ratio.
5 Other includes Aviva Re and agencies in run off.

Group combined operating ratio (COR) for the period is 96.2% with improvements in the UK & Ireland and Europe, partially offset by an adverse movement in Canada.
     During June there was extreme flooding in Alberta, Canada. This 1 in 100 year event has impacted the group result at HY13 by £70 million (net of reinsurance). At the start of July 2013, there was also flooding in Toronto - the impact of this will be included in the results for the second half of 2013. Of the total impact of the Alberta floods, £32 million is included in the results for Canada and £38 million is in the results of our internal reinsurance company, Aviva Re. The impact on Group COR of this event is 1.8pp. Excluding this event, the Canadian COR was stable at 89.5% (HY12: 89.8%).
      In the UK and Ireland, GI COR has improved by 1.1pp to 96.9% (HY12: 98.0%), reflecting an improvement across all components. In the UK, favourable movements in the claims ratio are largely driven by favourable weather experience, partly offset by some small adverse prior year development. Performance in Ireland continues to be unsatisfactory, but there has been an improvement in the commission and expense ratio as a result of management actions. The claims ratio has also improved due to good weather and favourable prior year claims experience.
      Europe's GI COR of 97.0% (HY12: 97.9%), has benefitted from an improvement in the commission and expense ratio mainly reflecting the focus on expense efficiencies. This has been partly offset by a higher claims ratio largely due to a small strengthening of prior year reserves in France compared with a release at HY12. Both Poland and Italy benefitted from improved underwriting discipline and lower losses.
     We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In HY13 we have had a small positive prior year development in our GI & health business, benefitting operating profit by £4 million (HY12: £37 million benefit to operating profit). This has had a minimal impact on the Group's COR.

Business unit performance

6.i - United Kingdom and Ireland Life
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group	300	150	150
Operating capital generation	261	370	688
Life Operating profit: IFRS basis	446	477	892
Expenses
Operating expenses	326	378	736
Integration and restructuring costs	19	14	71
	345	392	807
Value of new business	212	176	412

Cash
During the period the UK Life business paid a dividend of £300 million to the Group, an increase from £150 million in 2012.

Operating Capital Generation
Operating Capital Generation (OCG) in the first half of 2013 is £261 million (HY12: £370 million).
    Within this total, OCG generated in the UK was stable after adjusting for a prior year reinsurance transaction which benefitted the UK by c.£100 million. Changes made to the mix of business and actions taken on pricing have reduced our total new business strain, in particular for annuity business, which has contributed £33 million to OCG (HY12: £32 million strain).

Operating profit: IFRS basis
UK & Ireland life operating profit for HY13 was £446 million (HY12: £477 million), a reduction of £31 million compared with the prior period.
      Within this total the UK operating profit was £438 million (HY12: £469 million). After adjusting for a net benefit of £74 million from non-recurring items, including the release of a longevity transaction reserve, the profit in UK Life increased by 11%. This increase was due to expense reductions, which benefitted operating profit by £50 million, and improved pricing. Ireland life operating profit was stable at £8 million (HY12: £8 million).
      The operating profit of UK Life reflects a strong performance from our core risk businesses. Individual annuities performed strongly as we continued to focus on capital efficiency and value. In Protection an increased contribution from group protection products was offset by some weakening of the individual protection business.
      In our pension and savings business the key focus is managing our existing book of business for value with selective participation in new business. Within our total funds under management, our savings business increased by 9% to £50.3 billion largely due to market movements and this book of business represents a stable source of profits.

Expenses
UK operating expenses decreased 14% to £296 million (HY12: £346 million). Cost reduction actions include the de-layering of management structures, distribution rationalisation and prioritisation of IT and change initiatives. UK restructuring costs were £16 million (HY12: £10 million), including the costs of Solvency II implementation and other project costs.
     Ireland operating expenses were stable at £30 million (HY12: £32 million). Restructuring and integration costs were £3 million (HY12: £4 million).

Value of new business
VNB increased 20% to £212 million (HY12: £176 million). In the UK, VNB was up 16% to £211 million (HY12: £182 million) reflecting the focus on value through disciplined pricing, cost reduction and capital efficiency, rather than sales volume. PVNBP reduced by 18% to £4,441 million, but was more than offset by significantly increased new business margin, reflecting pricing actions and withdrawal from less profitable segments of BPA business.
    In Ireland, VNB improved to £1 million (HY12: £(6) million) as a result of improved margins and the sale of Ark Life in March 2013.

6.ii - United Kingdom and Ireland general insurance & health
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group	-	115	150
Operating capital generation	216	198	376
Operating profit: IFRS basis	259	235	502
Expenses
Operating expenses	418	452	826
Integration and restructuring costs	12	48	170
	430	500	996
Combined operating ratio1	96.9%	98.0%	98.6%

Cash
Following the inter-company loan restructure at the start of 2013, dividends from the business will be received in Q4 2013.

Operating Capital Generation
Operating Capital Generation (OCG) in the first half of 2013 was £216 million (HY12: £198 million) reflecting an increase in operating profit compared with the previous year.

Operating profit: IFRS basis
Operating profit increased to £259 million (HY12: £235 million), despite a £53 million reduction in overall investment return. The underwriting result of £85 million (HY12: £17 million) benefitted from benign weather and lower expenses as we continue to improve the efficiency of our book. These improvements have been partially offset by a £17 million reserve strengthening in UKGI (HY12: £12 million release). The reduction in investment return was primarily due to the intercompany loan restructure in UKGI.
    In UK general insurance, our personal lines business continues to perform well in challenging markets and while overall commercial profitability continues to show an improvement, performance by class is mixed. We continue to monitor the impact of regulatory reforms in the UK and their implication for future claims costs and pricing.
    Over the six month period, net written premiums (NWP) from UK general insurance declined 6% to £1,963 million (HY12: £2,087 million), mostly due to increased competition in UK motor, where we have exercised discipline in our underwriting and seen a £71 million reduction in NWP.

Expenses
Total expenses (including integration and restructuring costs) have fallen by £70 million to £430 million (HY12: £500 million).
  UKGI operating expenses have improved by 5% to £360 million (HY12: £378 million) including the impact of a reduction in headcount, while restructuring and integration costs are modest at £1 million (HY12: £3 million).
 Ireland GI and health expenses improved materially, reducing 42% to £69 million (HY12: £119 million) including restructuring and integration costs. We believe that the reduction in cost base forms a key component of our turnaround strategy and the recent appointment of new leadership will add further momentum to this process.

Combined operating ratio1
	Claims ratio			Commission and expense ratio			Combined operating ratio
United Kingdom & Ireland	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%
Personal	59.0	59.3	59.6	35.9	36.2	34.7	94.9	95.5	94.3
Commercial	65.9	66.4	69.7	33.5	35.0	34.9	99.4	101.4	104.6
Total - continuing operations	62.0	62.3	63.8	34.9	35.7	34.8	96.9	98.0	98.6
1 General insurance business only.

The overall UK & Ireland general insurance combined operating ratio (COR) has improved to 96.9% (HY12: 98.0%).
UK general insurance COR improved to 96.3% (HY12: 97.2%) with the positive impact of lower weather-related claims, compared with HY12, partially offset by the prior-year reserve strengthening.
Market conditions in the UK for personal motor remain challenging, with increased competition during the period and uncertainty caused by the implementation of regulatory reforms - within this environment personal motor business COR has been stable at 96% (HY12: 96%). Homeowner COR has improved to 90% (HY12: 95%), reflecting good weather and our continued focus on risk selection and pricing.
Conditions in commercial lines continue to be challenging. In UK & Ireland profitability has improved with a combined operating ratio of 99.4% (HY12: 101.4%), benefitting from favourable claims experience in commercial property as a result of benign weather. This has been partly offset by a modest strengthening of prior year reserves in commercial motor.
Performance in Ireland continues to be unsatisfactory with an overall COR of 104.0% (HY12: 106.5%). Within this total there has been an improvement in the commission and expense ratio as a result of management actions. The claims ratio has also improved due to good weather and favourable prior year claims experience.

6.iii - Europe1
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group	209	160	343
Operating capital generation	321	271	571
Operating profit: IFRS basis
Life	425	391	869
General insurance & health	47	45	98
	472	436	967
Expenses
Operating expenses	333	353	662
Integration and restructuring costs	7	10	27
	340	363	689
Value of new business	147	130	271
Combined operating ratio	97.0%	97.9%	99.4%
1 Our European businesses include life and general insurance business written in France, Poland, Italy, and Turkey, life business in Spain and health business in France.

Cash
Cash remitted to group during the first half of 2013 was £209 million (HY12: £160 million), with increased remittances from France and Poland partly offset by a reduction from Spain, reflecting an additional dividend received from this business in 2012 together with the impact of the disposal of Aseval.

Operating capital generation
Operating capital generation (OCG) has increased by 18% to £321 million (HY12: £271 million) with improvements across all European markets. OCG in France increased to £174 million (HY12: £153 million) and Poland reported an increase of 14% to £65 million, as a result of expense savings and improved profitability.

Life operating profit: IFRS basis
Life operating profit increased 9% to £425 million (HY12: £391 million) despite continued challenging market conditions. In France, operating profits increased by 26% to £190 million (HY12: £151 million) as a result of higher volumes and increased margins. This includes the benefit of management actions to reduce the cost of guaranteed death benefits of £20 million (HY12: £8 million). Life operating profit in Poland improved 5% to £78 million (HY12: £74 million) due to lower expenses and higher assets under management. In Spain profits were 10% lower than HY12 but 11% higher when adjusted for the sale of Aseval. In Italy profits were down by 6% as HY12 benefitted from a one-off reinsurance transaction.

General insurance & health operating profit: IFRS basis
Operating profits were stable at £47 million (HY12: £45 million). In Italy profits improved by 78% to £16 million (HY12: £9 million) through pricing actions and reduced claims frequency. In Poland, profit increased 25% to £5 million (HY12: £4 million) benefiting from reduced claims frequency. In France, operating profits were £10 million below HY12 as reduced investment income and a lower level of reserve releases were partly offset by pricing actions and favourable weather experience.

Expenses
Operating expenses reduced by £20 million (6%) to £333 million (HY12: £353 million), with a stronger reduction measured in local currencies.

Value of new business
Value of new business (VNB) for Europe improved to £147 million (HY12: £130 million). Strong growth in France, Turkey and Poland was partly offset by adverse movements in Euroswap rates impacting with-profit and guaranteed savings products in Italy and Spain. VNB in France and Turkey increased due to higher volumes, with France also benefiting from a favourable move in product mix toward unit linked and protection products. In Spain, VNB was adversely impacted by product mix changes due, in part, to the continuing contraction of the mortgage market.

Combined operating ratio2
	Claims ratio			Commission and expense ratio			Combined operating ratio
Europe	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%
France	71.1	65.2	66.6	24.9	27.2	28.3	96.0	92.4	94.9
Poland	62.7	64.3	61.5	31.7	37.7	37.0	94.4	102.0	98.5
Italy	68.3	76.1	73.1	27.7	25.9	26.7	96.0	102.0	99.8
Turkey	78.9	86.8	95.0	34.6	38.3	42.1	113.5	125.1	137.1
Total	70.5	69.8	70.2	26.5	28.1	29.2	97.0	97.9	99.4
2 General Insurance business only.

Combined operating ratio (COR) has improved to 97.0% (HY12: 97.9%). In Italy COR reduced to 96.0% (HY12: 102.0%) reflecting underwriting and pricing actions and reduced claims costs. Poland also reduced COR to 94.4% (HY12: 102.0%) due to lower claims frequency and expenses. In Turkey, COR has improved against HY12 but remains unsatisfactory at 113.5% (HY12: 125.1%). These improvements were partly offset by an increase in COR in France to 96.0% compared with 92.4% in HY12 (HY12 benefitted from positive reserve releases).

6.iv - Canada
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group	63	-	136
Operating capital generation	108	114	192
Operating profit: IFRS basis	147	174	277
Expenses
Operating expenses	196	199	401
Integration and restructuring costs	4	6	12
	200	205	413
Combined operating ratio	92.4%	89.8%	93.4%

Cash
During the period Canada paid an interim dividend to Group of £63 million (HY12: nil). Further dividends from Canada are expected in the second half of 2013.

Operating capital generation
Operating capital generation in the first half of 2013 was broadly stable at £108 million (HY12: £114 million) despite the impact of floods in Alberta.

Operating profit: IFRS basis
General insurance operating profit for the half-year was £147 million (HY12: £174 million), a 16% reduction compared with the prior year. This is entirely driven by the impact of the severe floods that occurred in Alberta in June 2013, which reduced operating profit within the Canadian business by £32 million (with a further adverse impact of £38 million in the results of our internal reinsurance business). Excluding this 1 in 100 year event, the underlying profit for the business was broadly in line with HY12. The impact of these floods result in a higher COR for commercial property than HY 2012, but this was partially offset by improvements in commercial liability which has benefited from rating actions and technical pricing improvements.
Business volumes have continued to increase in the first half of 2013, with net written premiums up 4% to £1,126 million (HY12: £1,081 million), driven by rating increases and growth in volumes largely across commercial lines.

Expenses
Operating expenses are £196 million (HY12: £199 million). On a constant currency basis, operating expenses have reduced by 2% reflecting the continued focus on expense management and the realisation of some cost savings initiatives. Integration and restructuring costs were marginally lower than in the prior year at £4 million (HY12: £6 million).

Combined operating ratio
	Claims ratio			Commission and expense ratio			Combined operating ratio
Canada	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%	6 months 2013%	6 months 2012%	Full Year 2012%
Personal	60.6	58.0	60.6	29.1	29.1	29.9	89.7	87.1	90.5
Commercial	61.3	57.7	61.7	35.6	36.6	36.4	96.9	94.3	98.1
Total	60.8	57.9	61.0	31.6	31.9	32.4	92.4	89.8	93.4

Compared to the prior year, combined operating ratio is higher at 92.4% (HY12: 89.8%), driven primarily by the adverse impact of the Alberta floods. Excluding the Alberta floods the underlying COR was 89.5%. Within this, the expense ratio improved reflecting focus on cost control, partly offset by higher contingent profit commission levels, adversely impacting the commission ratio.

6.v - Asia
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group	-	1	25
Operating capital generation	63	(4)	80
Operating profit: IFRS basis
Life	38	30	69
General insurance & health	(1)	(1)	(5)
	37	29	64
Expenses
Operating expenses	40	49	93
Integration and restructuring costs	3	2	3
	43	51	96
Value of new business
Value of new business - excluding Malaysia and Sri Lanka	41	29	55
Effect of disposals (Malaysia and Sri Lanka)	1	8	8
	42	37	63
Combined operating ratio	119.9%	104.5%	105.6%

Cash
No dividends were paid to Group in the period but dividends are expected during the second half of the year.

Operating Capital Generation
Operating capital generation in the first half of 2013 was £63 million (HY12: £(4) million), which primarily reflects the positive impact of a reinsurance transaction in Singapore.

Operating profit: IFRS basis
Overall operating profit from Life and the general insurance and health business increased to £37 million (HY12: £29 million), primarily driven by improved performance in Singapore's Life business due to an improved business mix. Within this total, life business profits grew to £38 million (HY12: £30 million), with a £(1) million result from the non-life business (HY12: £(1) million).

Expenses
Overall expenses have reduced to £43 million (HY12: £51 million), with lower operating expenses, mainly due to the disposal of Sri Lanka, offset by a marginal increase in integration and restructuring costs reflecting the restructuring of Asia's head office.

Value of New Business
Value of new business (VNB) for the period was £42 million (HY12: £37 million), with the growth driven by Singapore, China and India. Singapore's VNB increased as a result of an improved business mix with strong protection sales and the success of new product lines launched earlier in the year. Despite a reduction in volumes, both India and China's sales mix shifted towards higher margin traditional protection products, contributing to an increase in VNB. Excluding disposals (Malaysia and Sri Lanka), VNB for Asia is £41 million (HY12: £29 million), an increase of 41% compared with the previous year.

Combined Operating Ratio
Overall COR for the Asia businesses was 119.9% (HY12: 104.5%), with the deterioration driven by a one-off increase in reserve margin in Singapore. Overall net written premiums for GI and Health business reduced to £54 million, reflecting the withdrawal from unprofitable health products in Singapore and the disposal of our Sri Lankan business in Q4 2012.

6.vi - Fund management
	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Cash remitted to Group1	1	15	15
Operating capital generation1	12	(3)	7
Operating profit: IFRS basis
Aviva Investors	31	14	39
United Kingdom	10	4	11
Asia	1	-	1
	42	18	51
Expenses1
Operating expenses	136	140	306
Integration and restructuring costs	15	19	33
	151	159	339

1 Only includes Aviva Investors

Cash
During the period a dividend of £1 million was paid to Group with the majority of the dividends expected in the second half of the year.

Operating Capital Generation
Aviva Investors operating capital generation has increased compared with the same period last year primarily as a result of higher operating profits.

Operating profit: IFRS basis
Operating profit generated by Aviva Investors was £31 million (HY12: £14 million), an increase of £17 million compared with the prior year. This improvement was driven by higher revenues, reflecting positive market movements and performance fees, and lower costs as a result of the cost saving initiatives undertaken over the last year.

Expenses
Overall operating expenses have fallen by £4 million compared with the first half of 2012, with reductions in staff and recruitment expenditure. Restructuring costs have also fallen by £4 million due to lower transformation and Solvency II spend.

Net flows and funds under management - Aviva Investors

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2013	185,027	51,309	236,336
Gross Sales	7,539	5,364	12,903
Gross claims/redemptions	(9,061)	(6,075)	(15,136)
Market movements and other	9,505	1,180	10,685
Funds under management at 30 June 2013	193,010	51,778	244,788

Aviva Investors funds under management have increased by £8.5 billion over the first half of the year. This is driven by market movements and the impact of FX movements.
     While we have seen significant external sales in the half year, these have been more than offset by outflows. Sales have included strong inflows in our UK Liquidity funds, our on-going Aviva Investors business in the US, and our High Yield and Emerging Market Debt capabilities.
    Within internal assets we have seen overall net outflows in our UK continuing business.

Profit drivers: IFRS basis

7.i - Life business
Life business operating profit before shareholder tax for continuing operations increased by 1% to £910 million (HY12: £897 million).
     Total income reduced by 3% to £1,661 million (HY12: £1,721 million) while total expenses fell by 11% to £808 million (HY12: £904 million), giving an improvement in cost/income ratio to 49% (HY12: 53%). There was a reduction in the overall contribution from DAC and AVIF amortisation and other items and business, with an aggregate £57 million positive impact for the period from these items (HY12: £80 million).
    In the UK & Ireland, life operating profit reduced by 6%. The prior period result included a £74 million net benefit from non-recurring items, including the release of a longevity transaction reserve. Excluding these items, the operating profit increased by 11%, with lower new business income more than offset by lower acquisition and administration expenses.
    Life operating profit increased by 9% in Europe, driven by increased participating business income and lower acquisition expenses, and the positive effect of exchange rate movements.
 In Asia, an increase in life operating profit of 27% was driven by growth in new business income in Singapore and an overall reduction in expenses.

	United Kingdom & Ireland			Europe			Asia			Total Continuing Operations
	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m
New business income	231	272	619	106	126	267	50	47	101	387	445	987
Underwriting margin	101	123	261	159	162	339	33	31	58	293	316	658
Investment return	385	390	822	570	538	1,076	26	32	66	981	960	1,964
Total Income	717	785	1,702	835	826	1,682	109	110	225	1,661	1,721	3,609
Acquisition expenses	(171)	(230)	(451)	(152)	(168)	(317)	(46)	(51)	(100)	(369)	(449)	(868)
Administration expenses	(193)	(218)	(426)	(231)	(218)	(450)	(15)	(19)	(43)	(439)	(455)	(919)
Total Expenses	(364)	(448)	(877)	(383)	(386)	(767)	(61)	(70)	(143)	(808)	(904)	(1,787)
DAC, AVIF and other	93	140	67	(27)	(49)	(46)	(10)	(10)	(13)	56	81	8
	446	477	892	425	391	869	38	30	69	909	898	1,830
Other business1										1	(1)	1
Total - continuing operations										910	897	1,831

1 Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance

Income: New business income and underwriting margin
	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2013	Restated 6 months 2012	6 months 2013	6 months 2012	6 months 2013	6 months 2012	6 months 2013	Restated 6 months 2012	Restated Full year 2012
New business income (£m)	231	272	106	126	50	47	387	445	987
APE (£m)	649	772	558	508	156	168	1,363	1,448	2,728
As margin on APE (%)	36%	35%	19%	25%	32%	28%	28%	31%	36%
Underwriting margin (£m)	101	123	159	162	33	31	293	316	658
Analysed by:
Expenses	23	32	41	43	17	18	81	93	197
Mortality and longevity	53	52	105	106	14	11	172	169	360
Persistency	25	39	13	13	2	2	40	54	101

(a) New business income
New business income reduced to £387 million (HY12: £445 million), due to lower sales volumes in the UK & Ireland and a reduction in the new business margin on APE in Europe.
In the UK & Ireland, while new business volumes (based on APE) reduced by 16% the margin on APE was stable at 36% (HY12: 35%). Increased profitability from annuity business was offset by lower protection volumes.
In Europe, while new business volume increased (driven by growth in France and Turkey), new business margin on APE reduced, mainly driven by lower interest rates in Italy. As a result, overall new business income reduced by 16%.
The net contribution from new business is the new business income less associated acquisition expenses. This net contribution increased to £18 million (HY12: £4 million negative).

(b) Underwriting margin
The underwriting margin reduced to £293 million (HY12: £316 million). The reduced margin in the UK & Ireland was driven by a lower profit in Ireland following the sale of Ark Life. In Europe, an increased mortality margin in France was primarily driven by management actions to reduce the cost of guaranteed death benefits which generated additional profits of around £20 million (HY12: £8 million). This positive variance was more than offset by reduced profits due to the sale of Aseval in Spain during the current period and the sale of certain smaller European businesses in 2012.

7.i - Life business continued
Income: Investment return
	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2013	Restated 6 months 2012	6 months 2013	6 months 2012	6 months 2013	6 months 2012	6 months 2013	Restated 6 months 2012	Restated Full year 2012
Unit-linked margin (£m)	208	212	227	219	12	12	447	443	882
As annual management charge on average reserves (bps)	90	96	120	124	184	192	104	110	107
Average reserves (£bn)	46.5	44.2	37.8	35.2	1.3	1.3	85.6	80.7	82.1
Participating business (£m)	41	34	254	228	(5)	-	290	262	547
As bonus on average reserves (bps)	22	17	82	75	n/a	n/a	58	51	54
Average reserves (£bn)	37.3	40.6	61.9	60.6	1.5	1.3	100.7	102.5	101.4
Spread margin (£m)	69	66	18	22	13	14	100	102	197
As spread margin on average reserves (bps)	34	35	85	96	139	148	43	46	43
Average reserves (£bn)	40.5	37.9	4.3	4.6	1.9	1.9	46.7	44.4	45.3
Expected return on shareholder assets (£m)	67	78	71	69	6	6	144	153	338
Total (£m)	385	390	570	538	26	32	981	960	1,964

(c) Unit-linked margin
The unit-linked margin was stable at £447 million (HY12: £443 million). The margin as a proportion of average unit-linked reserves was 104 bps (HY12: 110 bps), on average reserves of £86 billion (HY12: £81 billion). The reduced margin on reserves was driven by the UK, with an on-going shift in business mix from bonds to pensions which have lower average fund charges, and reduced charges on pensions business in Poland due to a legislative restriction.

(d) Participating business
Income from participating business increased to £290 million (HY12: £262 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £41 million (HY12: £34 million), reflecting increases to bonus rates. In Europe, income increased to £254 million (HY12: £228 million), driven by higher income in France and Italy and the effect of exchange rate movements. The majority of participating business income is earned in France, where there is a fixed management charge of around 50bps on AFER business, which is the largest single component of the business. In Asia, losses were incurred on our businesses in China and Hong Kong.

(e) Spread margin
Spread business income was stable at £100 million (HY12: £102 million). Spread margins relate mainly to UK immediate annuity and equity release business. The spread margin in the UK & Ireland increased to £69 million (HY12: £66 million), reflecting growth in annuity assets under management. In Europe the spread margin reduced due to the sale of Aseval in Spain. The spread margin on average reserves was 43 bps (HY12: 46 bps), on average reserves of £47 billion (HY12: £44 billion).

(f) Expected return on shareholder assets
Expected returns reduced to £144 million (HY12: £153 million), representing investment income on surplus funds. The reduction in income relates mainly to the UK, reflecting lower bond yields and a greater proportion of cash assets within surplus funds.

7.i - Life business continued
Expenses
	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2013	Restated 6 months 2012	6 months 2013	6 months 2012	6 months 2013	6 months 2012	6 months 2013	Restated 6 months 2012	Restated Full year 2012
Acquisition expenses (£m)	(171)	(230)	(152)	(168)	(46)	(51)	(369)	(449)	(868)
APE (£m)	649	772	558	508	156	168	1,363	1,448	2,728
As acquisition expense ratio on APE (%)	26%	30%	27%	33%	29%	31%	27%	31%	32%
Administration expenses (£m)	(193)	(218)	(231)	(218)	(15)	(19)	(439)	(455)	(919)
As existing business expense ratio on average reserves (bps)	31	36	44	43	62	85	38	40	40
Average reserves (£bn)	124.3	122.7	104.0	100.4	4.7	4.5	233.0	227.6	228.8

(g) Acquisition expenses
Acquisition expenses reduced to £369 million (HY12: £449 million), driven by lower acquisition costs in the UK and Europe reflecting the focus on cost efficiency and the impact of lower new business volumes. In the UK, commission payments reduced due to lower protection volumes and the absence of commission on post-RDR new savings business. The overall group-wide ratio of acquisition expenses to APE was 27% (HY12: 31%).

(h) Administration expenses
Administration expenses reduced to £439 million (HY12: £455 million), driven by cost efficiencies in the UK & Ireland. The expense ratio was 38 bps (HY12: 40 bps) on average reserves of £233 billion (HY12: £228 billion). The overall reduction in life business acquisition and administration expenses was £96 million.

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to an overall positive contribution of £57 million (HY12: £80 million). This includes a profit of £1 million (HY12: £1 million loss) in respect of minor operations reported under Other business. A reduction in the positive contribution from other items was partly offset by lower DAC and AVIF amortisation charges. In the UK, the prior period included a £74 million benefit from the release of a £90 million annuity longevity transaction reserve no longer required, offset by a £16 million adverse impact from capital management actions.

7.ii - General insurance and health
	Underwriting result			Longer-term investment return			Operating profit1
	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m	6 months 2013 £m	Restated4 6 months 2012 £m	Restated4 Full Year 2012 £m
General insurance
United Kingdom & Ireland1,3	77	17	42	173	224	458	248	230	480
Europe	8	2	9	36	44	81	44	46	90
Canada1	82	105	139	69	73	146	147	174	277
Asia	(1)	-	(2)	-	1	2	(1)	1	-
Other2	(27)	3	12	3	6	10	(24)	9	22
	139	127	200	281	348	697	414	460	869
Health insurance
United Kingdom & Ireland	8	-	12	3	5	10	11	5	22
Europe	3	(2)	8	-	1	-	3	(1)	8
Asia	-	(2)	(6)	-	-	1	-	(2)	(5)
	11	(4)	14	3	6	11	14	2	25
Total	150	123	214	284	354	708	428	462	894

1 Continuing operating profit also includes an unfavourable impact of £6 million resulting from a combination of unwind of discount and pension scheme net finance costs (HY12: £15 million). £2 million unfavourable impact relates to the UK & Ireland (HY12: £11 million), £4 million unfavourable impact relates to Canada (HY12: £4 million).

2 Other includes Aviva Re and agencies in run-off.
3 In the United Kingdom & Ireland, longer-term investment return of £173 million (HY12: £224 million) has reduced mainly reflecting the change in the intercompany loan.
4 Canada restated for revised IAS19.

	United Kingdom & Ireland			Europe			Canada
	6 months 2013%	6 months 2012%	Full year 2012%	6 months 2013%	6 months 2012%	Full year 2012%	6 months 2013%	6 months 2012%	Full year 2012%
Claims ratio
Personal	59.0	59.3	59.6	73.8	72.0	74.7	60.6	58.0	60.6
Commercial	65.9	66.4	69.7	64.5	65.7	61.4	61.3	57.7	61.7
Total	62.0	62.3	63.8	70.5	69.8	70.2	60.8	57.9	61.0

Commission and expense ratio
Personal	35.9	36.2	34.7	26.6	28.0	28.9	29.1	29.1	29.9
Commercial	33.5	35.0	34.9	26.4	28.2	29.8	35.6	36.6	36.4
Total	34.9	35.7	34.8	26.5	28.1	29.2	31.6	31.9	32.4

Combined operating ratio
Personal	94.9	95.5	94.3	100.4	100.0	103.6	89.7	87.1	90.5
Commercial	99.4	101.4	104.6	90.9	93.9	91.2	96.9	94.3	98.1
Combined operating ratio total	96.9	98.0	98.6	97.0	97.9	99.4	92.4	89.8	93.4

General insurance and health operating profit
General insurance and health underwriting result has improved to £150 million (HY12: £123 million) with an increase in the UK offset by a reduction in Canada, as a result of the Alberta floods in June 2013. Long term investment return has reduced by £70 million to £284 million (HY12: £354 million), partly as a result of lower returns within the UKGI business (reduction of £45 million compared to HY12) mainly driven by reduced income on the internal loan balance and lower reinvestment rates.

7.iii - Net flows
	Restated1 Managed assets at 1 January 2013 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 30 June 2013 £m
Life business - continuing operations
UK - non-profit	80,499	2,828	(2,646)	182	644	81,325
Ireland	8,781	227	(478)	(251)	(2,601)	5,929
United Kingdom & Ireland (excluding UK with-profits)	89,280	3,055	(3,124)	(69)	(1,957)	87,254
Europe	94,874	4,420	(4,546)	(126)	3,890	98,638
Asia	2,893	234	(219)	15	64	2,972
Other	1,893	13	(87)	(74)	60	1,879
	188,940	7,722	(7,976)	(254)	2,057	190,743
UK - with-profits	42,534					40,961
Total life business - continuing operations	231,474					231,704

1 Restated for the impact of IFRS10 - see note B2 for details. Managed assets reflect IFRS investments, loans, investment property and cash and cash equivalents.
2 Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During the first half of 2013, net inflows in UK Life (non-profit) were £182 million. Whilst volumes in the UK reduced in the period, reflecting the strong focus towards improving value and capital efficiency, there were also lower claims and redemptions compared to HY12. In Ireland, net outflows were £251 million, with the fall in managed assets at HY13 reflecting the sale of Ark Life in March 2013.

Europe
Net outflows were £126 million, reflecting increased volumes and lower redemptions in France which were more than offset by net outflows in Italy and Spain. Other movements include favourable market and foreign exchange movements (driven by the strengthening of the euro against the sterling), partly offset by the effect of the disposal of Aseval, Russia and Romania Pensions.

Asia and other
Net flows in Asia were stable during the first half of 2013. Other business net outflows of £74 million mainly relates to Aviva Investors' Pooled Pensions business.

Capital & assets summary

8.i - Summary of assets
The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a consistent approach to asset allocation across the business units in line with Group risk appetite and shareholder objectives.
The asset allocation as at 30 June 2013 across the Group, split according to the type of liability the assets are covering, is shown in the table below. Further information on these assets is given in the analysis of assets section.

	Shareholder business assets			Participating fund assets
30 June 2013 £m	General insurance & health & other1	Annuity and non-profit	Policyholder (unit linked) assets	UK style with profits	Continental European- style participating funds	Total assets analysed	Less assets of operation classified as held for sale	Carrying value in the statement of financial position
Debt securities
Government bonds	6,224	9,845	6,536	15,170	27,643	65,418	(3,860)	61,558
Corporate bonds	3,662	36,486	6,165	9,389	28,498	84,200	(25,341)	58,859
Other	212	5,376	2,079	612	3,571	11,850	(3,878)	7,972
	10,098	51,707	14,780	25,171	59,712	161,468	(33,079)	128,389
Loans
Mortgage loans	249	20,684	-	923	169	22,025	(3,345)	18,680
Other loans	190	527	461	3,746	1,060	5,984	(439)	5,545
	439	21,211	461	4,669	1,229	28,009	(3,784)	24,225
Equity securities	547	548	22,442	8,445	2,689	34,671	(107)	34,564
Investment property	154	105	4,060	4,154	1,365	9,838	(6)	9,832
Other investments	200	2,080	25,578	2,201	1,356	31,415	(1,698)	29,717
Total as at 30 June 2013	11,438	75,651	67,321	44,640	66,351	265,401	(38,674)	226,727
Total as at 31 December 2012 (Restated)	11,508	75,894	67,417	45,625	62,879	263,323	(39,830)	223,493
1. Of the £11.4 billion of assets 3% relates to other shareholder business assets.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 88% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and FX risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, FX and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. The bond portfolios have performed well in the context of recent increases in interest rates. As at 30 June 2013, unrealised losses and impairments on the bond portfolio of £51.7 billion amounted to £1.6 billion or 3% of the portfolio. The equivalent figure for 31 December 2012 was 1%. Unrealised gains on the portfolio were £5 billion as at 30 June 2013 or 10% of the portfolio. The equivalent unrealised gains figure for 31 December 2012 was 12%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.

8.i - Summary of assets continued
The current asset value of the commercial mortgage portfolio (including Healthcare and PFI mortgages) backing the UK Annuity book is £12.2 billion. While these commercial mortgages are held at fair value on the asset side of the statement of financial position, we also carry an allowance against the risk of default on our riskier mortgages of £1.5 billion (FY12: £1.2 billion, including the implicit reinvestment margin of £0.2 billion). This includes a net increase of £0.3 billion and explicit recognition of the £0.2 billion margin previously held implicitly. This provision increases the liability value through a reduction in the anticipated yield. The valuation allowance (including supplementary allowances) for commercial mortgages, including Healthcare and PFI mortgages of £1.5 billion equates to 128bps at 30 June 2013 (FY12: 89bps). Further detail on this portfolio is shown in section D3.2.

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with profits (WP)
UK style with profit funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. There is less discretion in how guarantees increase through time compared to the UK style equivalent funds and more of the bonus accrues each year rather than being allocated at maturity. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.
In total we have made gross disposals1 of Italian sovereign debt of £1.0 billion this year from our shareholder and participating funds, the majority of which was from the Continental European style participating funds. After taking into account market movements and new business, the value of our net direct shareholder and participating fund holdings (net of NCI) in Italian sovereign debt is now £4.9 billion (FY12: £4.9 billion). Of the £4.9 billion of Italian sovereign debt (net of NCI) 73% is held in Italy.

8.ii - External leverage
Group capital	30 June 2013 £m	31 December 2012 £m
Subordinated debt	4,435	4,337
External debt	1,026	802
DCI, fixed rate tier 1 notes and preference shares	1,832	1,832
External debt and preference shares	7,293	6,971
Total tangible capital employed2	14,575	13,976
Tangible debt leverage	50%	50%
2 Tangible capital employed is total IFRS equity (including DCI, fixed rate Tier 1 Rate Notes, preference shares and non-controlling interests) and non equity items such as core structural borrowings.

At HY13 the tangible debt leverage ratio was 50% (FY12: 50%) as a short term increase in group debt was offset by an increase in tangible capital employed.

1 Gross of non-controlling interests, purchases and redemptions.

8.iii - Net asset value
At the end of HY13, IFRS net asset value per share was 281 pence (FY12: 278 pence). This movement was driven by operating profits principally offset by integration and restructuring costs, strengthening of the default provision in relation to UK life commercial mortgages, payment of the final 2012 dividend to shareholders and remeasurements on pension schemes.
Total IFRS investment return variances were flat. For continuing operations, IFRS investment return variances were £281 million adverse. In the life business, investment return variances were neutral, with narrowing credit spreads on government and corporate bonds in France, Italy and Spain offset by the credit default experience and subsequent default provision strengthening in the UK Life business of £300 million. There were adverse investment variances on general insurance and other business of £279 million, primarily reflecting an increase in gilt yields in the UK, France and Canada.
The adverse movement on the group's staff pension schemes of £229 million post tax is principally due to the main UK staff pension scheme where the surplus has decreased over the period largely as a result of an increase in long-term inflation rates partly offset by an increase in long term AA corporate bond yield. These adverse changes were slightly mitigated by improvements to the scheme deficits in the Irish and Canadian pension schemes.

IFRS	30 June 2013 £m	pence per share2	Restated 31 December 2012 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	8,204	278p	12,643	435p
Operating profit - continuing operations	1,008	35p	2,038	70p
Operating profit - discontinued operations	125	4p	239	8p
Investment return variances and economic assumption changes on life and non life business	(2)	-	(815)	(28)p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	271	9p	(2,523)	(86)p
Goodwill impairment and amortisation of intangibles	(126)	(4)p	(1,099)	(37)p
Integration and restructuring costs	(166)	(6)p	(468)	(16)p
Tax on operating profit and on other activities	(334)	(11)p	(306)	(10)p
Non-controlling interests	(83)	(3)p	(168)	(6)p
Profit after tax attributable to shareholders of Aviva plc	693	24p	(3,102)	(105)p
AFS securities (fair value) & other reserve movements	(271)	(9)p	323	11p
Ordinary dividends net of scrip	(264)	(9)p	(630)	(21)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(22)	(1)p	(72)	(2)p
Foreign exchange rate movements	139	5p	(184)	(6)p
Remeasurements of pension schemes	(229)	(8)p	(792)	(27)p
Other net equity movements3	26	1p	18	(7)p
Equity attributable to shareholders of Aviva plc at 30 June / 31 December1	8,276	281p	8,204	278p

1 Excluding preference shares
2 Number of shares as at 30 June 2013: 2,947 million (31 December 2012: 2,946 million).
3 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.

MCEV net asset value per share increased to 441 pence (FY12: 422 pence). This movement has been principally driven by operating profits and positive investment variances offset by integration and restructuring costs, payment of the final 2012 dividend to shareholders and remeasurements on pension schemes.
MCEV investment return variances of £555 million were primarily generated by the group's life businesses, which contributed £834 million, offset by the adverse investment return variances in the non life businesses of £279 million. The life investment return variances were largely generated by narrowing credit spreads on corporate bonds in the UK and Spain together with narrowing government bond spreads in Italy and Spain and changes in the prospective UK tax rate.

MCEV4`	30 June 2013 £m	pence per share2	Restated 31 December 2012 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	12,434	422p	12,829	441p
Operating profit - continuing operations	1,287	46p	2,393	82p
Operating profit - discontinued operations	125	4p	(390)	(13)p
Investment return variances and economic assumption changes on life and non life business	555	19p	1,358	46p
Profit on the disposal and remeasurements of subsidiaries and associates	278	9p	1,094	37p
Goodwill impairment and amortisation of intangibles	(138)	(5)p	(1,143)	(39)p
Integration and restructuring costs	(165)	(6)p	(467)	(16)p
Exceptional items	-	-	51	2p
Tax on operating profit and on other activities	(582)	(20)p	(1,021)	(35)p
Non-controlling interests	(282)	(10)p	(855)	(29)p
Profit after tax attributable to shareholders of Aviva plc	1,078	37p	1,020	35p
AFS securities (fair value) & other reserve movements	(235)	(8)p	119	5p
Ordinary dividends net of scrip	(264)	(9)p	(630)	(21)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(22)	(1)p	(72)	(2)p
Foreign exchange rate movements	211	7p	(58)	(2)p
Remeasurements of pension schemes	(229)	(8)p	(792)	(27)p
Other net equity movements3	26	1p	18	(7)p
Equity attributable to shareholders of Aviva plc at 30 June / 31 December1	12,999	441p	12,434	422p

1 Excluding preference shares
2 Number of shares as at 30 June 2013: 2,947 million (31 December 2012: 2,946 million).
3 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.

4 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

8.iv - Return on equity

Return on equity shareholder funds is calculated as operating return (IFRS basis) net of tax expressed as a percentage of opening shareholders equity. This has increased to 17.0% (FY12: 11.2%) for HY13, reflecting the impact of the significant asset write downs experienced in 2012 which adversely impacted closing shareholders equity for that year.
	6 months 2013%	Restated Full Year 2012%
United Kingdom & Ireland life	12.9%	15.9%
United Kingdom & Ireland general insurance and health	8.4%	9.5%
Europe	11.0%	12.4%
Canada	21.0%	19.8%
Asia	8.0%	6.1%
Fund management	26.7%	19.5%
Corporate and Other Business	n/a	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	10.3%	10.0%
Delta Lloyd	-	10.8%
United States	55.6%	5.1%
Return on total capital employed	11.3%	9.3%
Subordinated debt	5.3%	4.9%
External debt	2.0%	2.4%
Return on total equity	14.3%	10.9%
Less: Non-controlling interests	11.8%	12.0%
Direct capital instruments and fixed rate tier 1 notes	1.9%	5.6%
Preference capital	9.0%	8.5%
Return on equity shareholders' funds	17.0%	11.2%

8.v - European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	30 June 2013 £bn	31 December 2012 £bn
Insurance Groups Directive (IGD) capital resources	4.7	9.8	14.5	14.4
Less: capital resource requirement	(4.7)	(5.6)	(10.3)	(10.6)
Insurance Group Directive (IGD) excess solvency	-	4.2	4.2	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.8 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.4 billion since FY12 to £4.2 billion. On a pro forma basis the estimated IGD solvency surplus at 30 June 2013 is £3.7 billion. The pro forma 30 June 2013 position includes the impact of the announced disposal of the Aviva US Life and Annuities business and related asset management operations classified as held for sale in the Group IFRS balance sheet.

The key movements over the period are set out in the following table:
£bn
IGD solvency surplus at 31 December 2012	3.8
Operating profits net of other income and expenses	0.6
Dividends and appropriations	(0.3)
Market movements including foreign exchange1	(0.2)
Pension scheme funding	(0.1)
Disposals	0.6
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 30 June 2013	4.2

Pro forma IGD solvency surplus at 30 June 2013	3.7
1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Group IGD sensitivity
	30 June 2013 £bn	Equities down 10%	Interest rates up 1%
Sensitivities on pro forma IGD1	3.7	(0.1)	(0.8)
1 The impact of sensitivities on the pro forma position includes the announced disposal of the Aviva US Life and Annuities business and related asset management operations.

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme.
The Group's pro forma IGD surplus is resilient to global equity market falls or a 1% global interest rate rise. The Group's pro forma IGD surplus would be approximately £3.3 billion in the event of a 40% fall in equity markets from the 30 June 2013 position reflecting the hedging that the Group currently has in place.
The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides the Group's pro forma IGD surplus protection from immediate market losses on debt securities.

8.vi - Economic capital
The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required economic capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position
	6 months 2013 £bn	Full year 2012 £bn
Available economic capital	17.7	16.6
Standalone required economic capital	(17.6)	(18.1)
Diversification benefit	7.0	6.8
Diversified required economic capital	(10.6)	(11.3)
Estimated economic capital position at 30 June/31 December	7.1	5.3
Cover Ratio	167%	147%
Pro forma impacts	0.5	1.8
Estimated pro forma economic capital position at 30 June/31 December	7.6	7.1
Pro forma cover ratio	175%	172%

Analysis of change in economic capital
	6 months 2013 £bn	Full Year 2012 £bn
Economic capital surplus position at 1 January	5.3	3.6
MCEV operating earnings	0.7	0.9
Economic variances	0.5	0.7
Other non-operating items	(0.1)	(0.6)
Dividend and appropriations, and shares issued in lieu of dividends	(0.3)	(0.7)
Net impact of fixed rate note issuance/call	-	0.2
Available capital benefits from Delta Lloyd, Aseval & other disposals	0.4	-
Favourable movements in US	0.6	-
UK increase in commercial mortgage default allowance	(0.3)	-
Other	(0.4)	0.4
Change in available economic capital	1.1	0.9
Impact of trading operations and other	0.5	0.4
Impact of changes in Group hedging	(0.1)	0.2
Capital requirement benefits from Delta Lloyd, Aseval & disposals	0.3	0.2
Change in diversified required economic capital	0.7	0.8
Estimated economic capital surplus position at 30 June/31 December	7.1	5.3
Pro forma impacts	0.5	1.8
Estimated pro forma economic capital surplus position at 30 June/31 December	7.6	7.1

The estimated economic capital position has increased by £1.8 billion to £7.1 billion at 30 June 2013 with a corresponding increase in the cover ratio from 147% to 167%. The cover ratio is now within the Group's external target of between 160% and 175%. The improvement during the period has been driven by an increase in available economic capital (reflecting underlying profits, favourable market movements, the sale completion of Delta Lloyd, Aseval and other disposals, partly offset by payment of the final FY12 dividend and the adverse impact of the increase in the UK commercial mortgage default allowance) and a reduction in required capital (reflecting primarily the capital requirement benefits from the above disposals).
The pro forma position includes the benefit of the US transaction (announced in December 2012, which is expected to complete during the second half of the year) and the impact of strengthening pension schemes from a 5 year to a 10 year stressed contribution basis. The net impact of these increases the estimated economic capital surplus to £7.6 billion with a cover ratio of 175%. The reduction in pro forma impacts relative to FY12 mainly reflects the sale completion of Aseval, Delta Lloyd and Malaysia during the period.

8.vi - Economic capital continued
Summary analysis of diversified required economic capital
	6 months 2013 £bn	Full year 2012 £bn
Credit risk1	2.3	2.3
Equity risk2	1.9	1.7
Interest rate risk3	0.1	0.1
Other market risk4	1.6	1.5
Life insurance risk5	1.0	1.0
General insurance risk6	0.8	0.9
Other risk7	2.5	2.4
Total (HY13 pro forma basis)	10.2	9.9
Total (HY13 base results)	10.6	11.3

1 Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. Assets captured within this category include corporate bonds and non-domestic sovereigns.

A range of specific stresses are applied reflecting the difference in assumed risk relative to the investment grade and duration.

2 Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets. The increase in equity risk during the period primarily reflects increases in equity values during the first six months of 2013.

3 Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4 Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.
End of Part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 August, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary